[redacted]

RECEIVED

2007 APR 23 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

SUPPL

Attn: Ms Susan Min
Tel: +1 202 551 6551 [redacted]

07022830

Randers, 17 April 2007

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 16/2007 of 17 April 2007
  "Vestas receives two orders for a total of 80 MW for Spain"
- Stock exchange announcement No. 17/2007 of 17 April 2007
  "Vestas receives 150 MW order in the USA for delivery in 2007/2008"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

PROCESSED

APR 26 2007

THOMSON
FINANCIAL

Pia Guldbæk Brøns
Communication & IR

dlw 4/24

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 17 April 2007
Stock exchange announcement No. 17/2007

Vestas receives 150 MW order in the USA for delivery in 2007/2008

Vestas has received an order in the USA for 50 units of V90-3.0 MW wind turbines. The order has been placed by BP Alternative Energy North America Inc. to accelerate the growth of their US wind portfolio.

BP is one of the world's largest energy companies, with interests in more than 100 countries and over 96,000 employees. BP Alternative Energy, formed in 2005, combines all of BP's interests in low and zero-carbon power generation. BP Alternative Energy is one of the leading wind developers in the United States and operates facilities in Europe and Asia.

Delivery of the turbines will commence in the fourth quarter of 2007. Vestas will supply and commission the 50 wind turbines, and the order also includes a five-year maintenance and service agreement.

"*Vestas is delighted to secure this order with BP Alternative Energy North America Inc. as part of their expanding wind power business,*" says Jens Søby, President of Vestas Americas A/S, and continues, "*The V90-3.0 MW turbine is an important part of our growth in the North American marketplace, and we are pleased that BP has included this turbine type in their wind portfolio.*"

The above order does not affect the Vestas Group's expectations for 2007 cf. Stock exchange announcement No 6/2007 of 20 March 2007.

Any questions may be addressed to Jens Søby, President of Vestas Americas A/S, telephone +1 503 830 5000, or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 17 April 2007
Stock exchange announcement No. 16/2007

Vestas receives two orders for a total of 80 MW for Spain

Vestas has received two orders from the ACS/Cobra Group for projects in Castilla y León and Andalusia. One of the orders is for 25 units of the V90-2.0 MW wind turbine for the Teso Santo project and comprises supply, installation and commissioning, as well as a 5-year service and maintenance agreement. The wind power plant will be located near the town of Santiz in Salamanca, Castilla y León.

The other order comprises 10 units of the V90-3.0 MW wind turbine for the El Colmenar II project, which will be located near the town of Fiñana in Almería, Andalusia. This order comprises supply, installation and commissioning of the wind turbines, as well as a 5-year service and maintenance agreement. Both orders include a VestasOnline™ Business SCADA solution.

The order for the Teso Santo project has been placed by the developer Urbaenergía, and the order for the El Colmear II project has been placed by the developer Energía y Recursos Ambientales, S.A., (EYRA). Both companies belong to the ACS/Cobra Group, which is an important player in the renewable energy industry in Spain.

In December 2006, Vestas had a total installed capacity of approximately 100 MW in Andalusia. Having several projects under construction in this region, Vestas has high expectations for the Andalusian market. Vestas had almost 250 MW installed in Castilla y León in December 2006.

These are the first orders that Vestas signs with the ACS/Cobra Group. *"We are very proud that ACS/Cobra has chosen Vestas as a supplier for these two wind power projects, which demonstrates their confidence in us and our products,"* says Ebbe Funk, President of Vestas Mediterranean A/S, and continues *"We look forward to a long and fruitful cooperation with ACS/Cobra, and we are glad to continue strengthening our position in Castilla y León and in Andalusia."*

Delivery of the turbines for the Teso Santo project is scheduled to begin in July 2008, and the project is expected to be completed in January 2009. Delivery for the El Colmenar II project will already start in September 2007, and the project is expected to be completed in January 2008.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

The Teso Santo wind power plant will produce approximately 140,000 MWh a year, saving the environment from 80,300 tons of CO_2 per year. The El Colmenar II wind power plant will have an estimated annual production of 60,000 MWh, which corresponds to an annual emission saving of 34,400 tons of CO_2.

The above orders do not affect the Vestas Group's expectations for 2007 cf. Stock exchange announcement No. 6/2007 of 20 March 2007.

Any questions in relation to the orders may be addressed to Ebbe Funk, President of Vestas Mediterranean A/S, Tel. +34 93 241 9800, or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely,
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

END